Exhibit 99.1

GasLog Partners LP Announces Chief Executive Officer and Director Transition

Piraeus, Greece — July 8, 2021 — GasLog Partners LP ("GasLog Partners" or the "Partnership") (NYSE: GLOP) today announced senior management and board of director changes. The board of directors of GasLog Partners (the “Board”) is pleased to appoint Paolo Enoizi, currently Chief Operating Officer (“COO”) of the Partnership’s General Partner, GasLog Ltd. (“GasLog” and together with GasLog Partners, the “Group”), and GasLog Partners, as Chief Executive Officer (“CEO”) of the Partnership, effective August 1, 2021. Mr. Enoizi will continue to serve as COO of GasLog and GasLog Partners following his appointment as CEO of GasLog Partners. Paul Wogan will step down from his position as the Partnership’s CEO on July 31, 2021; however, he will remain CEO of GasLog.

In addition, GasLog Partners announced changes to the Board. Paul Wogan will step down as Director of the Partnership, effective July 31, 2021. GasLog, the Partnership’s General Partner, has appointed Paolo Enoizi as Director of the Partnership, effective August 1, 2021.

Curt Anastasio, Chairman of GasLog Partners, said, “We are delighted to be welcoming Paolo as our new CEO. Since joining as COO in 2019 Paolo has been leading the effort to improve the operational efficiency and competitiveness of the Group’s fleet. His depth of knowledge and experience in shipping and ship operations make him ideally suited to lead the Partnership as we look to maximize the value of our vessels trading in the short-term market.

On behalf of the Board I want to thank Paul for his contributions to the Partnership, particularly given the uncertain backdrop we’ve had to navigate over the last 12 months.”

Paul Wogan said, “I have really enjoyed serving as the Partnership’s CEO and I am pleased to be handing leadership of GasLog Partners to Paolo. His proven track record of delivering operational excellence will continue to be instrumental in ensuring the Partnership’s future competitiveness. I wish Paolo great success in his expanded role.”

Paolo Enoizi commented, “I am excited to be taking over as CEO of the Partnership during this time of transition. I look forward to working with my colleagues and the Board as we develop an independent strategy that aims to make the Partnership a leader in its markets.”

Contacts:

Joseph Nelson
Head of Investor Relations
Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.